Exhibit 99.1

Swvl Secures 3-Year Contract Worth Up to $4 Million with a Large Enterprise in Essential Services

Swvl secures a 3-year contract worth up to $4 million, which it expects will exceed $5.2 million by contract expiry, which extends a longstanding relationship for a total of six years with this renewal

Swvl’s services extend to provide accessibility to remote cities like NEOM, the ambitious smart city project in Saudi Arabia currently under construction, ensuring essential connectivity

The contract renewal signifies Swvl’s efforts to expand across Saudi Arabia, further solidifying its regional presence as a transport provider to strategic initiatives

DUBAI, United Arab Emirates, May 27, 2025 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading global provider of technology-enabled mobility solutions for enterprises and governments, today announced the renewal of its contract during January 2025 with a large enterprise in essential services. This renewed three-year agreement, valued at approximately $4 million (based on the exchange rates of Saudi Riyal to U.S. Dollars), which Swvl expects to exceed $5.2 million by contract expiry, underscores the Company’s strategic role in expanding transportation operations by providing essential mobility services to NEOM, the region’s flagship smart city project in Saudi Arabia.

By securing this contract renewal, Swvl believes that it further cements its position as a trusted partner in the region of Saudi Arabia’s logistics sector, where the demand for secure, reliable transportation solutions continues to grow. Swvl further believe that this transport use case is significant in the region, driven by ongoing investments in infrastructure, government projects, and regional development initiatives.

This contract renewal also highlights Swvl’s goal to expand its operational network to remote areas like NEOM, a visionary smart city under construction that is planned to span 26,500 square kilometers. Providing accessible and reliable transportation to such remote areas is vital in maintaining operational continuity and supporting the city’s ambitious development timeline.

Furthermore, Swvl’s advanced technology platform aims to enable its enterprises to efficiently manage dynamic transportation demands, and to optimize fleet operations to ensure timely service delivery for mission-critical operations. We believe that this adaptability is particularly crucial in remote and evolving city landscapes such as NEOM, where dynamic transportation requirements necessitate responsive, technology-driven solutions.

Mostafa Kandil, Chief Executive Officer of Swvl, commented: “We are honored to continue our relationship with a leader enterprise in Saudi Arabia’s essential services sector. We believe that this renewed agreement not only strengthens our footprint in the sector, but also aligns with our mission to expand Swvl’s transportation network across Saudi Arabia, including strategic developments in NEOM. By integrating our technology platform, we aim to deliver unparalleled convenience, reliability, and operational excellence to our customers.”

For more information about Swvl and its services, please visit www.swvl.com.

About Swvl

Swvl is a global technology provider offering transformative mobility solutions for enterprises and governments. The Company’s platform delivers innovative transportation alternatives, with a goal to enable safer, more efficient, and accessible mobility options. Swvl operates in numerous cities worldwide, providing services with a goal to empower individuals and organizations to navigate their environments effectively.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the potential and value of the three-year contract with the large enterprise; its ability to expand operations and to extend accessibility to remote cities like NEOM while ensuring essential connectivity; its expansion across Saudi Arabia including its strategic development; its continued position as a trusted partner in the Saudi Arabia; its platform’s abilities, including but not only its ability to efficiently manage dynamic transportation demands and to optimize fleet operations to ensure timely service delivery for mission-critical operations; its ability to maintain such partnership; and its ability to deliver unparalleled convenience, reliability, and operational excellence to their partners.These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: ir@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com